January 16, 2009

Mr. Anthony W. Thompson
Chairman and Chief Executive Officer
TNP Strategic Retail Trust, Inc.
1900 Main Street, Suite 700
Irvine, CA 92614

> **Re: TNP Strategic Retail Trust, Inc.**
> **Amendment 1 to Registration Statement on Form S-11**
> **Filed December 24, 2008**
> **File No. 333-154975**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to comments 1 and 18 of our letter dated December 12, 2008. Please note that we referred your responses to the Office of Mergers & Acquisitions. After reviewing your responses, we are of the view that your additional feature to the share redemption program that there is no one-year holding period may be inconsistent with the relief previously granted by the Division of Corporation Finance in prior no-action letters. Please contact the Office of Mergers & Acquisitions in order to receive further clarification as to whether the program is consistent with the relief granted by the Division.

2.	We note your responses to prior comments 10 and 12 and will continue to monitor your filing for such disclosure.

Compensation to Our Advisor and Affiliates, page 5

3.	We note your revised disclosure in the table regarding "Operating Expenses – Advisor." If applicable, please disclose that reimbursable expenses may include advisor personnel salaries.

Risk Factors, page 11

Our cash distributions are not guaranteed…, page 13

4.	We note your disclosure that during the early stages of operations, you may need to utilize offering proceeds to make cash distributions. Please include this disclosure on the cover page of the prospectus and in the summary in the "Summary of Risk Factors" subsection.

Risks Associated with Retail Property, page 24

5.	Please discuss in greater detail the risks caused by current economic/market conditions that affect investments in retail properties. Please briefly include any related significant risks on the cover page of the prospectus and in the summary section. Please also revise accordingly the risk factors under the subheading "Risks Associated with Real Estate-Related Loans and Other Real Estate-Related Assets."

Investment Strategy, Objectives and Policies, page 37

6.	We note your disclosure on page 38 that, "We believe that demand for real property in the Western United States will continue to grow based upon a number of factors, including continued population growth." In light of recent economic conditions, please provide a reasonable basis for this statement.

Management, page 46

7.	Please briefly describe the duties you expect your executive officers to perform in their capacity as officers of the company and as distinct from their roles as officers/employees of the advisor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 70

8.   We note that you have included a discussion of the accounting policies that your
management considers to be most critical once you commence significant
operations. Since you intend to invest in and manage a portfolio of income-
producing retail properties and to invest in or originate mortgage, mezzanine,
bridge, and other loans related to commercial real estate, please expand your
disclosure to include a discussion of your critical accounting policies related to
these real estate assets and loans. Please also update the Significant Accounting
Policies disclosure in your footnotes.

The Operating Partnership, page 74

9.   We have reviewed your response to our prior comment 17. Please revise your
disclosure to include a description of how the redemption amount for the special
units will be calculated.

# # # #

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or Dan
Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding
comments on the financial statements and related matters. Please contact Kristina Aberg,
Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Rosemarie A. Thurston, Esq.
        Alston & Bird LLP
        Via facsimile (404) 253-8447